                                     Filed by Juniper Partners Acquisition Corp.
                                                  pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed filed pursuant to
                           Rule 14a-12 under the Securities Exchange Act of 1934

                             Subject Company: Juniper Partners Acquisition Corp.
                                                          SEC File No. 000-51240

JUNIPER PARTNERS ACQUISITION CORP. ("JUNIPER") IS HOLDING PRESENTATIONS FOR
CERTAIN OF ITS STOCKHOLDERS, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN
PURCHASING JUNIPER SECURITIES, REGARDING ITS MERGER WITH FIRESTONE
COMMUNICATIONS, INC. ("FIRESTONE"), AS DESCRIBED IN THE CURRENT REPORT ON FORM
8-K OF JUNIPER DATED AUGUST 15, 2006, AS AMENDED. SUCH CURRENT REPORT WILL BE
DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.

HCFP/BRENNER SECURITIES LLC ("BRENNER SECURITIES"), THE MANAGING UNDERWRITER OF
JUNIPER'S INITIAL PUBLIC OFFERING ("IPO") CONSUMMATED IN JULY 2005, IS ASSISTING
JUNIPER IN THESE EFFORTS, FOR WHICH IT WILL BE ENTITLED TO RECEIVE A FEE (NOT TO
EXCEED $400,000) AND THE REIMBURSEMENT OF ITS OUT-OF-POCKET EXPENSES. JUNIPER
AND ITS DIRECTORS AND EXECUTIVE OFFICERS AND BRENNER SECURITIES MAY BE DEEMED TO
BE PARTICIPANTS IN THE SOLICIATION OF PROXIES FOR THE SPECAL MEETING OF JUNIPER
STOCKHOLDERS TO BE HELD TO APPROVE THE MERGER.

STOCKHOLDERS OF JUNIPER AND OTHER INTERESTED PERSONS ARE ADVISED TO READ
JUNIPER'S FINAL REGISTRATION STATEMENT CONTAINING A DEFINITIVE PROXY
STATEMENT/PROSPECTUS IN CONNECTION WITH JUNIPER'S SOLICITATION OF PROXIES FOR
THE SPECIAL MEETING BECAUSE THIS PROXY STATEMENT/PROSPECTUS WILL CONTAIN
IMPORTANT INFORMATION. THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IS ANTICIPATED
TO BE DISSEMINATED ON DECEMBER 29, 2006. STOCKHOLDERS WILL ALSO BE ABLE TO
OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WITHOUT CHARGE, BY
DIRECTING A REQUEST TO: JUNIPER PARTNERS ACQUISITION CORP., 56 WEST 45th STREET,
SUITE 805, NEW YORK, NEW YORK 10036. SUCH PERSONS CAN ALSO READ JUNIPER'S FINAL
PROSPECTUS, DATED JULY 13, 2005, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF
THE JUNIPER OFFICERS AND DIRECTORS AND OF BRENNER SECURITIES AND THEIR
RESPECTIVE INTERESTS IN THE SUCCESSFUL CONSUMMATION OF THIS BUSINESS
COMBINATION. THE REGISTRATION STATEMENT CONTAINING THE DEFINITIVE PROXY
STATEMENT/PROSPECTUS, AND THE FINAL PROSPECTUS CAN ALSO BE OBTAINED, WITHOUT
CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION'S INTERNET SITE
(http://www.sec.gov).

                  JUNIPER PARTNERS ACQUISITION CORP. ANNOUNCES
            REGISTRATION STATEMENT RELATING TO ITS PROPOSED BUSINESS
                   COMBINATION WITH FIRESTONE COMMUNICATIONS
                               DECLARED EFFECTIVE

         SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 18, 2007

                              -------------------

NEW YORK, NEW YORK, December 26, 2006 - Juniper Partners Acquisition Corp. (OTC
Bulletin Board: JNPPA and JNPPB) ("Juniper") announced today that its registration statement on Form S-4, containing a definitive proxy statement/prospectus, relating to its proposed business combination with
Firestone Communications, Inc. ("Firestone") has been declared effective by the
Securities and Exchange Commission. Firestone, based in Fort Worth, Texas, is the owner and operator of iSorpresa!, the nation's first children's cable television network to broadcast exclusively in Spanish.

Juniper's special meeting of stockholders will be held on January 18, 2007 at
10:00 a.m. eastern time, at the offices of Graubard Miller, Juniper's counsel, at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York
10174. Stockholders of record as of December 26, 2006 will be invited to attend the special meeting and vote on five proposals, including (i) the approval of the merger Agreement and Plan of Merger, dated August 15, 2006, among Juniper,
Firecomm Acquisition, Inc., Firestone and certain stockholders of Firestone, pursuant to which Firestone will become a wholly owned subsidiary of Juniper,
(ii) the approval of amendment to the certificate of incorporation of Juniper to change the name of Juniper from "Juniper Partners Acquisition Corp." to "Juniper
Content Corporation," (iii) the approval of an amendment to the certificate of incorporation of Juniper to increase its authorized capitalization, (iv) the approval of an amendment to the certificate of incorporation of Juniper to remove those provisions that will no longer be operative upon consummation of the merger, and (v) the approval of the 2006 Long-Term Incentive Plan.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT
CONTAINING A DEFINITIVE PROXY STATEMENT/PROSPECTUS THAT WILL BE MAILED TO ALL
STOCKHOLDERS OF RECORD BECAUSE IT CONTAINS IMPORTANT INFORMATION. Juniper and
its directors and executive officers and HCFP/Brenner Securities LLC may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the proposed business combination. Information concerning the interests of Juniper's participants in the solicitation is set forth in the definitive proxy statement/prospectus.

Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Juniper at the Securities and
Exchange Commission's web site at www.sec.gov.

Questions and inquiries for further information may be directed to Stuart B.
Rekant, Chairman and Chief Executive Officer, of Juniper. He can be reached via telephone at (212) 398-3112.

Forward Looking Statements
--------------------------

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Juniper's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: approval of the merger by the stockholders of the companies; the number and percentage of Juniper stockholders voting against the proposed merger and seeking conversion; the number and percentage of Juniper's stockholders abstaining from any vote; as well as other relevant risks detailed in Juniper's filings with the Securities and Exchange
Commission. The information set forth herein should be read in light of such risks. Juniper assumes no obligation to update the information contained in this press release.

Not a Proxy Statement
---------------------

This press release is not a proxy statement or a solicitation of proxies from the holders of Class B common stock or common stock of Juniper and does not constitute an offer of any securities of Juniper for sale. Any solicitation of proxies will be made only by the definitive proxy statement/prospectus of
Juniper that will be mailed to all stockholders. Investors and security holders of Juniper are urged to read the definitive proxy statement/prospectus and appendices thereto when they become available, because they will contain important information about Juniper and the business to be acquired.